Costamare Inc. Announces Pricing of its Public Offering of Common Stock

Monaco – May 25, 2017 – Costamare Inc. (the “Company”) (NYSE: CMRE) announced today that its offering of 13,500,000 shares of its common stock, upsized from 12,500,000 shares of its common stock, was priced at $7.10 per share. The gross proceeds from the offering before the underwriting discount and other offering expenses are expected to be approximately $95.85 million. Members of the Konstantakopoulos family, who in the aggregate own a majority of the common stock of the Company, have agreed to purchase approximately $10 million of shares in the offering. The Company has also granted the underwriters a 30-day option to purchase up to an additional 2,025,000 shares of its common stock.

The Company plans to use the net proceeds of the offering for capital expenditures, including vessel acquisitions, and for other general corporate purposes, which may include repayments of indebtedness.

Morgan Stanley, Wells Fargo Securities, J.P. Morgan, Citigroup and Stifel are acting as joint book-running managers of the offering, which will be made under an effective shelf registration statement.

The offering is expected to close on or about May 31, 2017.

The offering is being made only by means of a prospectus supplement and accompanying base prospectus. A preliminary prospectus supplement and accompanying base prospectus relating to the offering has been filed with the Securities and Exchange Commission (“SEC”) and is available at the SEC’s website at http://www.sec.gov. When available, the final prospectus supplement and accompanying base prospectus relating to the offering may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 375 Park Avenue, New York, NY 10152, or telephone: 1-800-326-5897, or email: cmclientsupport@wellsfargo.com; J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or telephone: 1-866-803-9204; Citigroup, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or telephone: 1-800-831-9146; or from Stifel, Nicolaus & Company, Incorporated at One South Street, 15th Floor, Baltimore, MD 21202, Attn: Syndicate Department, telephone: 1-855-300-7136, email: syndprospectus@stifel.com.

This release does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 43 years of history in the international shipping industry and a fleet of 72 containerships, with a total capacity of approximately 473,000 TEU, including three containerships on order. Eighteen of our containerships, including three newbuilds on order, have been acquired pursuant to the Framework Deed with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos - Chief Financial Officer

Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco

Tel: (+377) 93 25 09 40

Email: ir@costamare.com